

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2020

Kelly Roman
Chief Executive Officer
Fisher Wallace Laboratories, Inc.
325 Rutledge Street
Brooklyn, NY. 11211

> **Re: Fisher Wallace Laboratories, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed July 1, 2020**
> **File No. 024-11229**

Dear Mr. Roman:

   We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 26, 2020 letter.

Amendment 1 to Form 1-A

Plan of Distribution, page 13

1. We note your response to prior comment 2; however, the link you provide in the filing appears to promote a crowdfunding offering that is different from the offering detailed in your Offering Circular. In this regard, we note that the link provides information concerning a best efforts offering at $2.50/share. Please advise and revise, as appropriate.

You may contact Tracie Mariner at (202) 551-3744 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Joe McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences